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431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

18 August 2011
ASX ANNOUNCEMENT

Mission Signs Biodiesel Contract with Global Oil Major

Mission NewEnergy Limited (Nasdaq:MNEL, ASX:MBT), a global provider of energy from renewable sources and one of the world’s largest Jatropha plantation companies, is pleased to announce that it has signed a contract to supply sustainability-certified biodiesel to a global oil major.

The six month contract will commence in January 2012 and is expected to generate revenue in excess of $40 million.

“Our unique position of having fully certified biodiesel under the International Sustainability & Carbon Certification System (“ISCC”) gives Mission a strong competitive advantage in the European market,” said Nathan Mahalingam Group CEO of Mission. “While we continue to see refining opportunities for ISCC palm biodiesel, keen interest continues to be expressed in Jatropha based biodiesel globally.”

- Announcement ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world’s largest Jatropha plantation companies. At full capacity we can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of an estimated 22 million barrels. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands. Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Investor Relations: Stern Investor Relations, Inc. Julia Avery +1 (212) 362-1200 julia@sternir.com	Media Contact: SMA Global Ariel Weeks +1 (310) 432-6357 ariel.weeks@smaglobal.com

Company Contact:
James Garton
Head Corporate Finance, M&A
Phone: + 1 (210) 841-5741
james@missionnewenergy.com